Exhibit 99.1

  WHY USA Financial Group, Inc. completes acquisition of America's Cashline

     BLOOMINGTON, MN. - -(Business Wire) - - March 6, 2001 - - WHY USA Financial Group, Inc. (OTCBB:WUFG), the parent company of a growing network of real estate franchises and mortgage origination companies, today announced it has completed the acquisition of America's Cashline of Scottsdale, AZ.

     The all stock transaction strengthens WHY USA's mortgage capabilities and gives it licensing in 44 states. America's Cashline is a government non-supervised lender (HUD) and will be engaged in FHA/VA and conventional purchase money transactions, as well as sub-prime mortgage loans. Marketing through direct mail, telemarketing, the internet, and WHY USA's franchise network of realtors will create substantial mortgage origination volume for the combined organization on a national basis.

    "The combined forces of WHY USA and America's Cashline create a synergistic match-up, which allows us to originate mortgages in 44 states and rapidly helps build our platform towards becoming a national mortgage banker." Stated Don Riesterer, Chairman of WHY USA. "We also believe this transaction will further enhance our ability to provide valuable services to our franchisee network."

     About the Company: WHY USA Financial Group, Inc. (the "Company") was formed through a series of transactions on December 31, 1999 to acquire real estate franchise and mortgage banking companies under a buy and build strategy, with the intent to add other bundled services.
     To date the Company has accomplished the acquisition of Northwest Financial, Ltd. and WHY USA North America, Inc., and has raised $1,500,000 in a private placement to build the Company's platform. This was completed in 2000 and WHY USA Financial Group began trading under the symbol WUFG on the Over The Counter Bulletin Board on December 21, 2000.

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     The Company is currently offering a private placement of units of common shares and warrants to obtain an additional $3,000,000 of capital. Further, the Company has identified key acquisition opportunities to expand upon its platform and to provide synergies.

     The Company has 80 franchisees operating in 29 states with approximately 400 real estate agents who completed over 4,000 real estate transaction sides in 2000.

     Certain matters discussed in this press release are "forward-looking statements". These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "expects", "anticipates" or words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties, including the financial performance of the Company and market valuations of its stock, which could cause actual results to differ materially from those currently anticipated. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, the Company can give no assurance that its expectations will be attained. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating any forward-looking statements. Forward-looking statements made herein are only made as of the date of this press release and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

CONTACT:         WHY USA Financial Group, Inc.
                 Donald L. Riesterer, Chairman
                 800-314-9304 Operations@WHYUSA.com